October 16, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.

Form 10-K for the Year ended December 31, 2011

Filed March 12, 2012

Form 10-Q for the Quarter ended June 30, 2012

Filed August 9, 2012

File No. 1-33961

Dear Mr. Decker:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (“Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 1, 2012 (the “October Letter”) relating to the above-captioned Form 10-K and Form 10-Q. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the October Letter in the order presented and as numbered in the October Letter.

Form 10-K for the Year Ended December 31, 2011

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 32

1.	We have reviewed your response to prior comment four from our letter dated August 27, 2012. There appears to be significant differences in the information you provided in your response letter compared to the disclosures included in your goodwill and other intangible assets critical accounting policy. As such, please substantially revise your critical accounting policy to reflect the information you provided in your response letter. Please show us in your supplemental response what the revisions will look like.

In response to the Staff’s comment, we anticipate revising the disclosure in the critical accounting policy so that it will read as follows:

“Goodwill is tested annually for impairment in our third fiscal quarter or more frequently if events or circumstances indicate that there may be an impairment. We have determined that we have two reporting units, the Project Management unit and the Construction Claims unit. We made that determination based on the similarity of the services provided, the methodologies in delivering our services and the similarity of the client base in each of these units. To determine the fair value of our reporting units, we use the market approach and the income approach, weighting the results of each approach.

Under the market approach, we determine fair value using the public company method and the quoted price method. For our determination with respect to the current year, we utilized a control premium of 30% to arrive at the preliminary fair value for each reporting unit, and we applied a weighting of 20% to the preliminary fair value determined by using the public company method. The quoted price method is based upon the market value of the transactions of minority interests in the publicly-traded shares of the Company. For our determination with respect to the current year, we utilized a control premium of 30% to arrive at the preliminary fair value for each reporting unit , and we applied a weighting of 50% to the preliminary fair value determined using the quoted price method.

Our calculation under the income approach utilizes our internal forecasts. In the income approach (that is, the discounted cash flow method), the projected cash flows reflect the cash flows subsequent to the sale of the reporting unit pursuant to the guidance in ASC 350 and ASC 820. Consistent with applicable literature, we include in projected cash flows any expected improvements in cash flows or other changes that, in our view, a market participant would consider and be willing to pay for (but we exclude any buyer- or entity-specific synergies). The projections are developed by us and are based upon cash flows that maximize reporting unit value by taking into account improvements that controlling-interest holders can make, but minority interest holders cannot make. These improvements include: increasing revenues, reducing operating costs, or reducing non-operating costs such as taxes. The owners of the enterprise may also increase enterprise value by reducing risk; for example, by diversifying the business, improving access to capital, increasing the certainty of cash flows, or optimizing the capital structure.

For our determination using the income approach with respect to December 31, 2012, we considered the factors listed above when developing the cash flows to support the income approach, but did not consider these factors when determining the value of a minority interest holder. We made this distinction recognizing that the owner of a minority interest in a company is unlikely to be able to influence the operating and financial policies of that company. Recognizing that due to elements of control incorporated into our reporting units’ forecasts, we applied no control premium to our conclusion of value indicated by the discounted cash flows. In determining fair value, we applied a weighting of 30% to the preliminary fair value determined using the income approach.

With regard to weighting the conclusions rendered by the approaches utilized, we believe that the quoted price method provides the most reliable indication of value (that is, a Level 1 input); therefore, we placed the greatest emphasis upon this method assigning a 50% weighting. We also determined that the value using the discounted cash flow method (to which we assigned a 30% weighting) provided a more reliable indication of value than the public company method (to which we assigned a 20% weighting) with the relative levels of reliability contributing to the weighting accorded to each approach.

Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for each reporting unit, the period over which cash flows will occur, and determination of the weighted average cost of capital, among other things. Changes in these estimates and assumptions could materially affect our determination of fair value and/or goodwill impairment for each reporting unit. Changes in future market conditions, our business strategy, or other factors could impact upon the future values of Hill’s reporting units, which could result in future impairment charges.”

Income Taxes, page 32

2.	We have reviewed your response to prior comment five from our letter dated August 27, 2012. We note that you have agreed to disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets. As we previously requested, please also include in your disclosure an explanation of the anticipated future trends included in your projections of future taxable income. Please show us in your supplemental response what the revisions will look like.

We propose the following disclosure:

“In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, with the exception of foreign net operating losses. It is anticipated that the U.S. net operating losses will be offset by future profits from U.S. operations primarily related to contracts held by the Company, the Company’s majority-owned subsidiary HillStone International, LLC, and the Company’s other related ventures for the construction of affordable, durable and environmentally sound housing technologies in regions of the world where housing solutions are a high priority of various governmental and private interests. The Company must generate U. S. pre-tax income of approximately $44,000,000 in taxable years ending in 2013 and later to realize the existing deferred income tax assets. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.”

Form 10-Q for the Quarter Ended June 30, 2012

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 30

3.	As indicated in our telephone call on September 24, 2012, we note you will respond to prior comments 12 and 13 by October 9, 2012.

As a result of our conversation with Jeffrey Gordon on October 9, 2012, we were granted an additional extension of time to October 16, 2012 to respond to comments 12 and 13 by the Staff contained in the Staff’s letter dated August 27, 2012 relating to the above-captioned Form 10-K and Form 10-Q. On October 16, 2012, we received an additional extension of time to October 19, 2012 to respond to those comments.

* * * * * * *

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and consideration. In the event that you or other members of the Staff have further comments or questions on these items, I would be pleased to discuss them. I can be reached by telephone at (856) 810-6206 or by email at johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III

John Fanelli III
Senior Vice President and Chief Financial Officer